Hi {{investorFirstName}},

I am the Co-Founder and President of HoloGear LLC, which is an e-commerce sporting goods and apparel business located in Chicago, IL. I see that you actively invest in high-growth startups, so I wanted to reach out in regards to our Series A investment round. We have recently opened up our raise on WeFunder, exclusively for accredited investors like yourself and would love if you explored joining us on this journey!

HoloGear was founded by myself and business partner, Jonah Belanger, one year after graduating from college with a $3,000 investment each. Since starting this business two years ago, we have accomplished many great things, but here is a summary of our most notable accomplishments:

- Generated total sales of over $6 million with 100k+ customers
- Retail partners with Dicks Sporting Goods, Modells, and Scheels
- Patent officially granted by USPTO
- Successfully expanded inventory line from one sport ball to all popular sport balls and activewear
- Increased sales by 407% from 2019 to 2020
- Raised $100k at a $5 million valuation one year ago

You can learn more about our raise by clicking the link below, which will direct you to HoloGear's WeFunder Campaign.

HoloGear's WeFunder

If you'd like to learn more, please schedule a meeting with me by clicking the "Schedule a Meeting" link in my email signature. I'd be honored to further discuss HoloGear's mission to become the most innovative sports gear company in the world!

Are you available for a brief introduction call next week or the following?

All the best,

Ryan Richards

President, HoloGear LLC

ryan@hologearco.com

> Schedule a Meeting

See here for important legal disclosures

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HoloGear Investor Wefunder Story

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HoloGear is currently raising money on WeFunder, which is a regulation crowdfunding investment platform that allows anyone to invest in small businesses that they love for as little as $100. We chose to raise money on this investment platform because it allows us to build a large, supportive network of investors and benefit from the uncapped value of a strong team.

We are more excited than ever to continue building the fastest growing sporting goods company in the world and would to share the journey with you!

Visit HoloGear's WeFunder Campaign: https://wefunder.com/hologear

See here for important legal disclosures: https://help.wefunder.com/testing-the...

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HoloGear
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We are excited to officially launch our WeFunder project! See what all the hype is about! HoloGear-Holographic Glowing Sporting Goods & Activewear.

Legal Disclosure
https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure



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